March 26, 2025

Peter Ort
Principal Executive Officer
Real Asset Acquisition Corp.
174 Nassau Street, Suite 2100
Princeton, NJ 08542

        Re: Real Asset Acquisition Corp.
            Amendment No.1 to Registration Statement on Form S-1
            Filed March 14, 2025
            File No. 333-284777
Dear Peter Ort:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1
Our Sponsor, page 5

1. We acknowledge your response and revisions to prior comment 2. We note that your sponsor transferred 25,000 Class B ordinary shares to each of your independent director nominees (for an aggregate of 75,000 Class B ordinary shares). However, the compensation table here and on page 122 reflect 40,000 Class B ordinary shares for your independent directors. Lastly, we note your cover page disclosure that your sponsor transferred 10,000 Class B ordinary shares to each of your advisors (for an aggregate of 40,000 Class B ordinary shares); however, your disclosure on page 116 and elsewhere indicate an aggregate of 60,000 Class B founder shares to your advisors. Please revise for consistency or advise.
 March 26, 2025
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-
2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Elliott Smith